

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Mr. P. Ron Ellis
President and Chief Executive Officer
Endocyte, Inc.
3000 Kent Avenue, Suite A1-100
West Lafayette, IN 47906

      Re: Endocyte, Inc.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed December 15, 2010
               File No. 333-168904

Dear Mr. Ellis:

      We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Compensation Discussion and Analysis
Performance-driven Compensation, page 113
Short-Term Incentives (Cash Bonuses), page 115

1. We note your response to Comment 7 and reissue the Comment in part. You state on page 116 that "the individual percentages allocated to each NEO [from the bonus pool] reflect the assessment of their individual performance based on the achievement of the individual goals outlined above." Please expand your disclosure to disclose the achievement level of each individual goal of each NEO. In addition, please describe the material factors, for each NEO, that the Compensation Committee considered when determining the achievement level of each individual goal.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David J. Segre, Esq.
        Wilson Sonsini Goodrich & Rosati P.C
        650 Page Mill Road
        Palo Alto, CA 94304